CRUCELL ANNOUNCES PER.C6[R] LICENSING AGREEMENT WITH EDWARDS LIFESCIENCES

LEIDEN, THE NETHERLANDS, NOVEMBER 24, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) ANNOUNCED TODAY THAT IT HAS SIGNED A PER.C6[R] RESEARCH LICENSE AGREEMENT WITH EDWARDS LIFESCIENCES CORPORATION. THE NON-EXCLUSIVE AGREEMENT ALLOWS EDWARDS TO USE THE PER.C6[R] CELL LINE FOR RESEARCH AND DEVELOPMENT OF GENE THERAPEUTICS BASED ON ADENOVIRAL VECTORS. UNDER THE TERMS OF THE AGREEMENT, CRUCELL HAS ALSO GRANTED EDWARDS ACCESS TO TECHNICAL AND REGULATORY SUPPORT. FINANCIAL DETAILS WERE NOT DISCLOSED.

Edwards Lifesciences is a global leader in products and technologies to treat advanced cardiovascular disease and is the number-one heart valve company in the world. Headquartered in Irvine, California, Edwards focuses on specific cardiovascular opportunities including heart valve disease, peripheral vascular disease and critical care technologies.

ABOUT  CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6[R] technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6[R] technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com